August 17, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	FuelCell Energy, Inc. Registration Statement on Form S-3 (File No. 333-226792) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FuelCell Energy, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File. No. 333-226792) (the “Registration Statement”) be declared effective at 4:30 P.M. Eastern Time on August 21, 2018 or as soon as practicable thereafter.

Sincerely,

FUELCELL ENERGY, INC.

By:	/s/ Michael S. Bishop
Name: Michael S. Bishop
Title: Senior Vice President, Chief Financial Officer and Treasurer